

March 12, 2012

<u>Via E-mail</u>
Mr. Robert G. O'Brien
Executive Vice President and Chief Financial Officer
Forest City Enterprises, Inc.
50 Public Square
Suite 1100
Cleveland, OH 44113

      Re: Forest City Enterprises, Inc.
              Form 10-K for fiscal year ended January 31, 2011
              Filed March 30, 2011
              File No. 1-4372

Dear Mr. O'Brien:

      We have reviewed your response dated March 7, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K as of and for the fiscal year ended January 31, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39</u>

<u>Critical Accounting Policies, page 41</u>

<u>Allowance for Projects Under Development, page 43</u>

1.   We note your response to prior comment one. Please provide additional information regarding your process of estimating your loss and how these amounts flow to the income statements, including any interaction with amounts written off in compliance with ASC 970. Within your response, tell us how you refine your estimate as more information becomes available and what specifically comprises the expense amount that is charged to

your income statement. Your response should make reference to amounts within your rollforward at Schedule II.   Finally, please tell us how you determined that your calculation of an allowance does not result in a timing difference such that your accounting does not comply with paragraph 1 of ASC 970-360-40.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant